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                                                                  EXHIBIT 8.3 TO
                                                          REGISTRATION STATEMENT
                                                                     ON FORM S-4

                  [Letterhead of Oppenheimer Wolff & Donnelly]

          , 1994

Medisys, Inc.
4550 West 77th Street
Edina, Minnesota 55435

Ladies and Gentlemen:

     You have requested our opinion with respect to the federal income tax consequences of a proposed merger (the "Merger") of MI Acquisition Company ("MI Sub"), a Delaware corporation and a wholly owned subsidiary of Coram Healthcare Corporation, a Delaware corporation ("Coram"), with and into Medisys, Inc., a Delaware corporation ("Medisys"), with Medisys to be the surviving corporation and a wholly owned subsidiary of Coram. As a result of the Merger, all of the outstanding shares of Medisys Common Stock will be converted into shares of Coram Common Stock, except for cash paid in lieu of fractional shares to Medisys shareholders.

     For purposes of rendering this opinion, we have reviewed and relied upon the Agreement and Plan of Merger, dated as of February 6, 1994, as amended on May 25, 1994 (as amended, the "Merger Agreement"), by and among Coram, Medisys, MI Sub, Curaflex Health Services, Inc., a Delaware corporation ("CHS"), CHS Acquisition Company, a Delaware corporation and a wholly owned subsidiary of Coram ("CHS Sub"), HealthInfusion, Inc., a Florida corporation ("HII"), HII Acquisition Company, a Florida corporation and a wholly owned subsidiary of Coram ("HII Sub"), T2 Medical, Inc., a Delaware corporation ("T2"), and T2 Acquisition Company, a Delaware corporation and a wholly owned subsidiary of Coram ("T2 Sub"). Pursuant to the terms of the Merger Agreement, each of CHS, HII and T2 will also engage in mergers with CHS Sub, HII Sub and T2 Sub, respectively, and become wholly owned subsidiaries of Coram simultaneously with the Merger of MI Sub with and into Medisys as described above. Our opinion is directed only to the Merger of MI Sub with and into Medisys and may be relied upon only by Medisys and Medisys shareholders. Our opinion does not address or purport to address any of the tax consequences to any other person or entity, including but not limited to the shareholders of CHS, HII and T2.

     For purposes of rendering this opinion, we have also relied upon (i) the Joint Proxy Statement/Prospectus furnished to shareholders of Medisys, CHS, HII and T2 in connection with special meetings of such shareholders to be called to consider and act upon a proposal to approve the Merger Agreement; (ii) certain representations, warranties and covenants made to us by the management of Medisys (which we have relied upon as true in this opinion without our having performed any independent verification as to the accuracy of the representations); and (iii) the following assumptions:

          (a) Prior to the effectiveness of the Merger, Coram will be in "control" of MI Sub within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended to date (the "Code").

          (b) Coram has no plan or intention to: (i) reacquire any of its stock issued in the Merger; (ii) liquidate Medisys; (iii) merge Medisys with and into another corporation; (iv) sell or otherwise dispose of the stock of Medisys; or (v) cause Medisys to sell or otherwise dispose of any of the assets of MI Sub acquired in the Merger, except for dispositions in the ordinary course of business.

          (c) There is no intercorporate indebtedness existing between Coram and Medisys or between MI Sub and Medisys that was issued, acquired or will be settled at a discount.

          (d) The Merger will qualify as a statutory merger under applicable Delaware law.

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          (e) The payment of cash to shareholders of Medisys Common Stock in lieu of the issuance of fractional shares of Coram Common Stock in the Merger is solely for the purpose of avoiding the expense and inconvenience to Coram of issuing fractional shares and does not represent separately bargained for consideration. Other than payments for fractional shares, no other cash payments will be made to shareholders of Medisys Common Stock with respect to such Common Stock pursuant to the Merger.

          (f) Following the effectiveness of the Merger, Medisys: (i) will not issue additional shares of stock that would result in Coram losing "control" of Medisys within the meaning of Section 368(c) of the Code; and
     (ii) will continue the historic business of Medisys or use a significant portion of Medisys' historic business assets in a business within the meaning of Treasury Regulation Section 1.368-1(d).

          (g) The fair market value of the Coram Common Stock and other consideration, if any, received by each Medisys shareholder will be approximately equal to the fair market value of the Medisys Common Stock surrendered in the exchange.

          (h) There is no plan or intention by the shareholders of Medisys to sell, exchange or otherwise dispose of a number of shares of Coram Common Stock received in the Merger that would reduce Medisys shareholders' ownership of Coram Common Stock to a number of shares having a value as of the date of the Merger of less than fifty percent of the value of all of the shares of Medisys Common Stock issued and outstanding immediately prior to the Merger. For purposes of this assumption, shares of Medisys Common Stock exchanged for cash or other property in lieu of fractional shares of Coram Common Stock will be treated as outstanding Medisys Common Stock immediately prior to the Merger.

          (i) Following the effectiveness of the Merger, Medisys will hold at least: (i) ninety percent of the fair market value of its net assets; (ii) seventy percent of the fair market value of its gross assets; (iii) ninety percent of the fair market value of MI Sub's net assets; and (iv) seventy percent of the fair market value of MI Sub's gross assets held immediately prior to the Merger, excluding from MI Sub's assets in this calculation any Coram Common Stock held by MI Sub. For purposes of this assumption, amounts paid by Medisys or MI Sub in lieu of fractional shares; amounts received or to be received from asset dispositions not in the ordinary course of business and paid out to reduce or retire long-or short-term debt or for other purposes, except for regular and normal disbursements, including disbursements to operate, maintain or expand the businesses of Medisys; and all redemptions and distributions (except for regular, normal dividends) made by Medisys or MI Sub will be included as assets of Medisys or MI Sub, respectively, immediately prior to the Merger.

          (j) The liabilities of MI Sub assumed by Medisys, if any, and the liabilities to which the transferred assets of MI Sub are subject, if any, were incurred by MI Sub in the ordinary course of its business.

          (k) Except as may be specifically provided for in the Merger Agreement, each of the parties to the Merger and the shareholders of Medisys Common Stock will pay their respective expenses, if any, incurred in connection with the Merger.

        (l) No two parties to the Merger are investment companies as defined in
     Section 368(a)(2)(F)(iii) and (iv) of the Code.

          (m) Medisys is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

          (n) At the time of the Merger, the fair market value of the assets of Medisys will equal or exceed the sum of its liabilities, plus the amount of liabilities, if any, to which those assets are subject.

          (o) No compensation received or to be received by any shareholder-employee of Medisys will be separate consideration for, or allocable to, any of their shares of Medisys Common Stock; none of the shares of Coram Common Stock received by any shareholder-employee of Medisys will be separate consideration for, or allocable to, any employment agreement; and any compensation paid to any shareholder-employee of Medisys subsequent to the Merger will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

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          (p) At the time of the Merger, Medisys will not have outstanding any warrants, options, convertible securities or any other type of right pursuant to which any person could acquire stock in Medisys that, if exercised or converted, would affect Coram's acquisition or retention of control of Medisys as defined in Section 368(c) of the Code.

          (q) Pursuant to the Merger, shares of Medisys Common Stock representing control of Medisys as defined in Section 368(c) of the Code will be exchanged solely for voting stock of Coram. For purposes of this assumption, Medisys Common Stock exchanged for cash or other property originating from Coram will be treated as outstanding Medisys Common Stock on the date of the Merger.

          (r) Coram and its subsidiaries do not own, nor have they owned during the five years preceding the effectiveness of the Merger, any shares of Medisys Common Stock.

          (s) Following the effectiveness of the Merger, Coram, Medisys and MI Sub will comply with all federal income tax reporting requirements mandated by the Code and, to the best knowledge of the management of Medisys, there is no plan or intention on the part of shareholders of Medisys Common Stock not to comply with such reporting requirements.

     Based on the representations and qualifications contained herein, and assuming further that the Merger is carried out in the manner set forth in the Merger Agreement and the Joint Proxy Statement/Prospectus, we are of the opinion that the following would be the material Federal income tax consequences resulting from the consummation of the Merger:

          1. The Merger will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code and Medisys will be a party to a reorganization within the meaning of Section 368(b) of the Code.

          2. Except as provided in paragraph (3) below (relating to cash received in lieu of fractional shares), no gain or loss will be recognized by any Medisys shareholder with respect to the exchange of their Medisys Common Stock solely for Coram Common Stock pursuant to the Merger.

          3. The payment of cash to a shareholder of Medisys Common Stock in lieu of a fractional share interest in Coram Common Stock will be treated as if the fractional share interest was distributed as part of the Merger and then redeemed by Coram. Accordingly, the tax consequences of such a cash payment will be determined in accordance with Section 302 of the Code. Such a redemption is generally treated as a sale or exchange of the fractional share interest under Section 302 of the Code and generally gain or loss (which will constitute capital gain or loss if related Medisys Common Stock was held as a capital asset) will be recognized by the shareholder measured by the difference between the cash or other property received in lieu of the fractional share and the portion of the shareholder's tax basis that is allocated to such fractional share.

          4. The aggregate tax basis of the Coram Common Stock received by a Medisys shareholder in the Merger (including the tax basis allocable to fractional shares deemed issued and then redeemed) will be the same as the aggregate tax basis of the Medisys Common Stock exchanged for the Coram Common Stock.

          5. The holding period of Coram Common Stock (including any fractional shares deemed issued and then redeemed) received by a Medisys shareholder in exchange for the Medisys Common Stock pursuant to the Merger will include the holding period of the Medisys Common Stock that was converted into the Coram Common Stock, provided that such Medisys Common Stock was held as a capital asset at the time of the Merger.

     Our opinion has been requested by Medisys on its own behalf and on behalf of its shareholders, and is being rendered to Medisys pursuant to Section 8.2(b) of the Merger Agreement exclusively for that purpose. No other individual or entity, whether or not party to the Merger Agreement, may rely upon this opinion

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without the express, prior written consent of both Medisys and the undersigned.
Our opinion is limited to the matters discussed herein, it does not cover other federal income tax consequences of the Merger. The opinion does not deal with the specific circumstances of any particular Medisys shareholder, nor does it cover the application of state, local, foreign or other tax laws. Further, our opinion is based upon existing laws, regulations, administrative authorities and judicial decisions, all of which could change with retroactive effect. Capitalized terms used without definition herein have the meaning specified in the Merger Agreement.

                                          Very truly yours,

                                      (61)